Exhibit 99.1

MiX Telematics Announces Financial Results for Second Quarter and First Half of Fiscal 2020

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R15.1619 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at September 30, 2019.

Highlights:

Second quarter fiscal 2020 (year over year):

  Subscription revenue of R471 million ($31.1 million), an increase of 12.2% (10.7% on a constant currency basis)
  Net subscriber additions of over 22,600, bringing the total base to over 789,000 subscribers, up 11%
  Adjusted EBITDA of R172 million ($11.3 million), up 12%
  Adjusted EBITDA margin of 31.9%, up 110 basis points
  Diluted adjusted earnings per share of 12 South African cents, or 19 U.S. cents per diluted ADS, up 20%

First half fiscal 2020 (year over year):

  Subscription revenue of R926 million ($61.1 million), an increase of 14.3% (10.9% on a constant currency basis)
  Net subscriber additions of 39,100, compared to 37,100 additions in the first half of fiscal 2019
  Adjusted EBITDA of R326 million ($21.5 million), up 17%
  Adjusted EBITDA margin of 30.8%, up 150 basis points
  Diluted adjusted earnings per share of 22 South African cents, or 37 U.S. cents per diluted ADS, up 16%
  Free cash flow of R50 million ($3.3 million), up 35%

MIDRAND, South Africa--(BUSINESS WIRE)--October 30, 2019--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced financial results for its second quarter and first half of fiscal 2020, which ended on September 30, 2019.

“Our results were once again highlighted by double-digit subscription revenue growth, solid subscriber additions as well as continued EBITDA margin expansion and positive free cash flow” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “Our revised guidance reflects some caution around macro issues, which are resulting in elongated sales cycles in certain verticals, as well as strategic investments in sales and marketing. We remain confident that our diversified global footprint and the unmatched range and quality of our product portfolio will continue to support our growth and profitability objectives.”

Financial performance for the three months ended September 30, 2019

Subscription revenue: Subscription revenue was R471.2 million ($31.1 million), an increase of 12.2% compared to R420.2 million ($27.7 million) for the second quarter of fiscal 2019. Subscription revenue increased by 10.7% on a constant currency basis. Subscription revenue benefited from a net increase of over 75,500 subscribers from October 2018 to September 2019, representing an increase in the subscriber base of 10.6% during that period.

Total revenue: Total revenue was R538.2 million ($35.5 million), an increase of 8.4% compared to R496.7 million ($32.8 million) for the second quarter of fiscal 2019. Hardware and other revenue was R67.0 million ($4.4 million), a decrease of 12.5% compared to R76.6 million ($5.1 million) for the second quarter of fiscal 2019.

Gross Margin: Gross profit was R352.4 million ($23.2 million), compared to R336.6 million ($22.2 million) for the second quarter of fiscal 2019. Gross profit margin was 65.5%, compared to 67.8% for the second quarter of fiscal 2019.

Operating Margin: Operating profit was R91.6 million ($6.0 million), compared to R86.7 million ($5.7 million) for the second quarter of fiscal 2019. Operating margin was 17.0%, compared to 17.5% for the second quarter of fiscal 2019. Operating expenses of R260.6 million ($17.2 million) increased by R10.3 million ($0.7 million), or 4.1%, compared to the second quarter of fiscal 2019. Operating expenses for the second quarter of fiscal 2020 include share based payment costs of R5.3 million ($0.3 million) relating to Performance Share Awards issued post the second quarter of fiscal 2019 in terms of the MiX Telematics Limited Long Term Incentive Plan. Operating expenses represented 48.4% of revenue compared to 50.4% of revenue in the second quarter of fiscal 2019.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R171.5 million ($11.3 million), compared to R152.9 million ($10.1 million) for the second quarter of fiscal 2019. Adjusted EBITDA margin, a non-IFRS measure, for the second quarter of fiscal 2020 was 31.9%, compared to 30.8% for the second quarter of fiscal 2019.

Profit for the period and earnings per share: Profit for the period was R44.5 million ($2.9 million), compared to R54.4 million ($3.6 million) in the second quarter of fiscal 2019. Profit for the period included a net foreign exchange loss of R0.5 million ($0.03 million) before tax. During the second quarter of fiscal 2019, profit for the period included a net foreign exchange gain of R0.5 million ($0.03 million).

Diluted earnings per ordinary share were 8 South African cents, compared to 9 South African cents in the second quarter of fiscal 2019. For the second quarter of fiscal 2020, the calculation was based on diluted weighted average ordinary shares in issue of 570.0 million, compared to 587.6 million diluted weighted average ordinary shares in issue during the second quarter of fiscal 2019.

The Company’s effective tax rate was 50.3%, compared to 37.7% for the second quarter of fiscal year 2019. Ignoring the impact of net foreign exchange gains and losses, and related tax consequences, the tax rate which is used in determining adjusted earnings below, was 30.0% compared to 29.4% in the second quarter of fiscal 2019.

On a U.S. Dollar basis, using the September 30, 2019 exchange rate of R15.1619 per U.S. Dollar, and a ratio of 25 ordinary shares to one American Depositary Share (“ADS”), profit for the period was $2.9 million, or 13 U.S. cents per diluted ADS compared to $3.6 million, or 15 U.S. cents per diluted ADS in the second quarter of fiscal 2019.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, were R66.9 million ($4.4 million) compared to R61.2 million ($4.0 million) for the second quarter of fiscal 2019. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 12 South African cents, compared to 10 South African cents in the second quarter of fiscal 2019.

On a U.S. Dollar basis, using the September 30, 2019 exchange rate of R15.1619 per U.S. Dollar, and a ratio of 25 ordinary shares to one ADS, adjusted earnings for the period were $4.4 million, or 19 U.S. cents per diluted ADS, compared to 17 U.S. cents per diluted ADS in the second quarter of fiscal 2019.

Statement of Financial Position and Cash Flow: At September 30, 2019, the Company had R253.1 million ($16.7 million) of net cash and cash equivalents, compared to R353.2 million ($23.3 million) at March 31, 2019. The Company generated R137.7 million ($9.1 million) in net cash from operating activities for the three months ended September 30, 2019 and invested R98.2 million ($6.6 million) in capital expenditures during the quarter (including investments in in-vehicle devices of R70.5 million ($4.6 million)), leading to free cash flow, a non-IFRS measure, of R39.5 million ($2.6 million) compared to free cash flow of R92.8 million ($6.1 million) for the second quarter of fiscal 2019. The Company utilized R146.0 million ($9.6 million) in financing activities, compared to R10.6 million ($0.7 million) utilized during the second quarter of fiscal 2019. The cash utilized in financing activities during the second quarter of fiscal 2020 mainly consisted of dividends paid of R22.5 million ($1.5 million), share repurchases of R119.5 million ($7.9 million) and the payment of lease liabilities of R4.1 million ($0.3 million). The cash utilized in financing activities during the second quarter of fiscal 2019 mainly consisted of dividends paid of R16.9 million ($1.1 million) and payment of lease liabilities of R4.7 million ($0.3 million), offset by the proceeds from the issuance of shares in respect of employee share options of R11.1 million ($0.7 million).

Financial performance for the first half of fiscal 2020

Subscription revenue: Subscription revenue increased to R926.2 million ($61.1 million), an increase of 14.3% compared to R810.5 million ($53.5 million) for the first half of fiscal 2019. On a constant currency basis, subscription revenue increased by 10.9%. Subscription revenue benefited from a net increase of over 75,500 subscribers from October 2018 to September 2019, representing an increase in subscribers of 10.6% during that period.

Total revenue: Total revenue was R1,060.0 million ($69.9 million), an increase of 11.2% compared to R953.6 million ($62.9 million) for the first half of fiscal 2019. Hardware and other revenue was R133.8 million ($8.8 million), compared to R143.0 million ($9.4 million) for the first half of fiscal 2019.

Gross margin: Gross profit was R695.2 million ($45.9 million), an increase of 8.2% compared to R642.4 million ($42.4 million) for the first half of fiscal 2019. Gross profit margin was 65.6%, compared to 67.4% for the first half of fiscal 2019.

Operating margin: Operating profit was R173.4 million ($11.4 million), compared to R154.4 million ($10.2 million) in the first half of fiscal 2019. The operating margin was 16.4%, compared to 16.2% in the first half of fiscal 2019. Operating expenses of R521.9 million ($34.4 million) increased by R33.5 million ($2.2 million), or 6.9%, compared to the first half of fiscal 2019. Operating expenses for the first half of fiscal 2020 include share based payment costs of R8.5 million ($0.6 million) relating to Performance Share Awards issued post the first half of fiscal 2019 in terms of the MiX Telematics Limited Long Term Incentive Plan. Operating expenses represented 49.2% of revenue compared to 51.2% in the first half of fiscal 2019.

Adjusted EBITDA: Adjusted EBITDA was R326.3 million ($21.5 million) compared to R279.4 million ($18.4 million) for the first half of fiscal 2019. Adjusted EBITDA margin was 30.8%, compared to 29.3% in the first half of fiscal 2019.

Profit for the period and earnings per share: Profit for the period was R111.2 million ($7.3 million), compared to R68.8 million ($4.5 million) in the first half of fiscal 2019. Profit for the period included a net foreign exchange gain of R0.2 million ($0.01 million) before tax. During the first half of fiscal 2019, a net foreign exchange gain of R0.3 million ($0.02 million) was recorded.

Diluted earnings per ordinary share were 19 South African cents, compared to 12 South African cents in the first half of fiscal 2019. For the first half of fiscal 2020, the calculation was based on diluted weighted average ordinary shares in issue of 574.5 million, compared to 587.2 million diluted weighted average ordinary shares in issue during the first half of fiscal 2019.

The Company’s effective tax rate was 35.5%, compared to 55.6% for the first half of fiscal 2019. Ignoring the impact of net foreign exchange gains and losses, and related tax consequences, the effective tax rate, which is used in calculating adjusted earnings, was 29.5% compared to 29.0% in the first half of fiscal 2019.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period were R127.5 million ($8.4 million), compared to R109.9 million ($7.2 million) in the first half of fiscal 2019. Adjusted earnings per diluted ordinary share were 22 South African cents, compared to 19 South African cents for the first half of fiscal 2019. The impact of foreign exchange movements and the related tax effects on the Group's effective tax rate is included in note 17 of the unaudited Group interim financial results for the six months ended September 30, 2019.

On a U.S. Dollar basis, using the September 30, 2019 exchange rate of R15.1619 per U.S. Dollar, and a ratio of 25 ordinary shares to one ADS, adjusted earnings were $8.4 million, or 37 U.S. cents per diluted ADS, compared to $7.2 million, or 31 U.S. cents per diluted ADS in the first half of fiscal 2019.

Cash Flow: The Company generated R228.6 million ($15.1 million) in net cash from operating activities for the first half of fiscal 2020 and invested R178.3 million ($11.8 million) in capital expenditures during the period (including investments in in-vehicle devices of R122.4 million ($8.1 million), leading to free cash flow of R50.4 million ($3.3 million), compared to free cash flow of R37.3 million ($2.5 million) for the first half of fiscal 2019. Capital expenditures in the first half of fiscal 2019 were R164.2 million ($10.8 million) and included in-vehicle devices of R119.2 million ($7.9 million).

The Company utilized R171.3 million ($11.3 million) in financing activities, compared to R29.7 million ($2.0 million) utilized during the first half of fiscal 2019. The cash utilized in financing activities during the first half of fiscal 2020 mainly consisted of dividends paid of R44.8 million ($3.0 million), share repurchases of R119.5 million ($7.9 million) and the payment of lease liabilities of R7.0 million ($0.5 million). The cash utilized during the first half of fiscal 2019 consisted primarily of dividends paid of R33.8 million ($2.2 million) and the payment of lease liabilities of R6.9 million ($0.5 million).

Segment commentary for the first half of fiscal 2020

The segment results below are presented on an integral margin basis. In respect of revenue, this method of measurement entails reviewing the segmental results based on external revenue only. In respect of Adjusted EBITDA (the non-IFRS profit measure identified by the Group), the margin generated by our Central Services Organization (“CSO”), net of any unrealized inter-company profit, is allocated to the geographic region where the external revenue is recorded by our Regional Sales Offices (“RSOs”).

CSO continues as a central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers and distributors. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments. CSO’s operating expenses are not allocated to each RSO.

Each RSO’s results reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the CSO and corporate cost allocations.

For further information in this regard, please refer to note 3 of the unaudited Group interim financial results for the six months ended September 30, 2019.

Segment	Subscription Revenue Half-year 2020 R'000	Total Revenue Half-year 2020 R'000	Adjusted EBITDA Half-year 2020 R'000	Adjusted EBITDA Half-year % change on prior period	Adjusted EBITDA Margin Half-year 2020
Africa	516,654	557,597	246,193	6.9%	44.2%

Subscription revenue increased by 9.8% in the segment as a result of a 10.6% increase in subscribers since October 1, 2018. Total revenue increased by 9.9%. The region reported an Adjusted EBITDA margin above 40%.

Americas	164,739	184,226	77,952	4.1%	42.3%

Subscription revenue growth on a constant currency basis was 11.0%. Subscribers increased by 8.1% since October 1, 2018. Subscription revenue continued to receive assistance from the market’s ongoing preference for bundled deals across new and existing customers. Total revenue improved by 12.0% on a constant currency basis as hardware and other revenue increased by 31.8%. The region reported an Adjusted EBITDA margin above 40%.

Middle East and Australasia	124,646	171,808	80,916	19.4%	47.1%

Subscription revenue increased by 8.6% on a constant currency basis. Subscribers increased by 9.8% since October 1, 2018. Total revenue in constant currency improved by 5.1% following lower hardware revenues compared to fiscal 2019. The region reported an Adjusted EBITDA margin of 47.1% (up from the 45.1% Adjusted EBITDA margin reported in fiscal 2019).

Europe	82,098	101,238	35,421	(5.3%)	35.0%

Subscription revenue growth on a constant currency basis was 21.8%. However, total revenue decreased by 10.3% on a constant currency basis following lower hardware revenues compared to fiscal 2019. Subscribers increased by 8.6% since October 1, 2018. The region reported an Adjusted EBITDA margin of 35.0% (up from the 32.3% Adjusted EBITDA margin reported in fiscal 2019).

Brazil	37,310	43,789	18,807	66.6%	42.9%

Subscription revenue increased by 21.8% on a constant currency basis. The increase was due to an increase in subscribers of 22.1% since October 1, 2018. On a constant currency basis, total revenue increased by 36.9% following a significant increase in hardware revenues. The segment reported an Adjusted EBITDA margin of 42.9% (up from the 40.3% Adjusted EBITDA margin reported in fiscal 2019).

Central Services Organization	740	1,303	(75,204)	8.6%	—

CSO is responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments. The negative Adjusted EBITDA reported arises as a result of operating expenses carried by the segment.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R14.5750 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at October 28, 2019.

Based on information as of today, October 31, 2019, for the third quarter of fiscal 2020, the Group expects subscription revenue to be in the range of R475 million to R480 million ($32.6 million to $32.9 million) which would represent subscription revenue growth of 8.2% to 9.4% compared to the third quarter of fiscal 2019. On a constant currency basis, this would represent subscription revenue growth of 7.8% to 9.0%.

Based on information as of today, October 31, 2019, the Group is issuing the following financial guidance for the full 2020 fiscal year:

  Subscription revenue - R1,886 million to R1,901 million ($129.4 million to $130.4 million), which would represent subscription revenue growth of 11.4% to 12.3% compared to fiscal 2019. On a constant currency basis, this would represent subscription revenue growth of 9.3% to 10.2%.
  Total revenue - R2,119 million to R2,144 million ($145.4 million to $147.1 million), which would represent revenue growth of 7.2% to 8.5% compared to fiscal 2019. On a constant currency basis, this would represent revenue growth of 5.2% to 6.4%.
  Adjusted EBITDA - R650 million to R665 million ($44.6 million to $45.6 million), which would represent Adjusted EBITDA growth of 7.8% to 10.3% compared to fiscal 2019.
  Adjusted earnings per diluted ordinary share of 41.6 to 45.1 South African cents based on 570 million diluted ordinary shares in issue, and based on an effective tax rate of 28.0% to 29.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 71.4 to 77.4 U.S. cents.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and subscribers are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations, as hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2020 fiscal year of R14.5800 per $1.00.

The forecast is the responsibility of the Board of Directors and has not been reviewed or reported on by the Group’s external auditors. The Group’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The Group provides earnings guidance only on a non-IFRS basis and does not provide a reconciliation of forward-looking Adjusted EBITDA and Adjusted Earnings per Diluted Ordinary Share guidance to the most directly comparable IFRS financial measures because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that could be made for foreign exchange gains/(losses) and related tax consequences, restructuring costs, share-based compensation costs, and other charges reflected in the Group’s reconciliation of historic non-IFRS financial measures, the amounts of which, based on past experience, could be material.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Group’s ADSs on the New York Stock Exchange, the Group has adopted a quarterly reporting policy. As a result of such quarterly reporting the Group is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on October 31, 2019 to discuss the Group’s financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Group’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-877-451-6152 (within the United States) or 0 800 983 831 (within South Africa) or 1-201-389-0879 (outside of the United States). The conference ID is 13695048.
  A replay of this conference call will be available for a limited time at +1-844-512-2921 (within the United States) or 1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 13695048.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 789,000 assets in approximately 120 countries. The Group’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Mexico, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information, visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the third quarter and full year of fiscal 2020, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended March 31, 2019, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Group has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures, and they do not represent cash flows from operations for the periods indicated, and should not be considered an alternative to net income as an indicator of the Group’s results of operations, or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices and right-of-use assets, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs.

The Group has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Group’s management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Group’s core business. Accordingly, the Group believes that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating its operating results.

The Group’s use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Group’s working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments or the payment of lease liabilities that may represent a reduction in cash available to the Group; and
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the year and our other results.

Headline Earnings

Headline earnings is a profit measure required for JSE-listed companies and is calculated in accordance with circular 4/2018 issued by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the period prior to certain separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

Adjusted Earnings and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax and share based compensation costs related to Performance Share Awards net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Group’s core business by excluding net foreign exchange gains/(losses) from earnings, as well as share based compensation costs related to Performance Share Awards. Performance Share Awards were awarded under the MiX Telematics Long-Term Incentive Plan for the first time in November 2018 and are aimed at incentivising management to achieve cumulative subscription revenue and Adjusted EBITDA targets for the 2019 and 2020 fiscal years.

Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Group's operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure for investing activities. We believe that free cash flow provides useful information to investors and others in understanding and evaluating the Group’s cash flows as it provides detail of the amount of cash the Group generates or utilizes after accounting for all capital expenditures including investments in in-vehicle devices and development expenditure.

Constant currency and U.S. Dollar financial information

Financial information presented in United States Dollars and constant currency financial information presented as part of the segment commentary constitute pro forma financial information under the JSE Listings Requirements. Unless otherwise stated, MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R15.1619 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at September 30, 2019.

Constant currency information has been presented to illustrate the impact of changes in currency rates on the Group’s results. The constant currency information has been determined by adjusting the current financial reporting period results to the prior period average exchange rates, determined as the average of the monthly exchange rates applicable to the period. The measurement has been performed for each of the Group’s currencies, including the U.S. Dollar and British Pound. The constant currency growth percentage has been calculated by utilizing the constant currency results compared to the prior period results.

This pro-forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustrative purposes. Because of its nature, the pro-forma financial information may not fairly present MiX Telematics’ financial position, changes in equity, results of operations or cash flows. The pro-forma financial information does not constitute pro-forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro-forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa. The pro-forma financial information contained in this results announcement has not been reviewed by our auditors.

CONDENSED CONSOLIDATED INCOME STATEMENT
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	1,059,961	953,559	538,226	496,737
Cost of sales	(364,722)	(311,168)	(185,807)	(160,107)
Gross profit	695,239	642,391	352,419	336,630
Other income/(expenses) - net	58	423	(186)	435
Operating expenses	(521,893)	(488,383)	(260,640)	(250,359)
-Sales and marketing	(97,775)	(98,811)	(46,286)	(51,955)
-Administration and other charges	(424,118)	(389,572)	(214,354)	(198,404)
Operating profit	173,404	154,431	91,593	86,706
Finance (costs)/income - net	(872)	628	(1,942)	473
-Finance income	6,710	5,970	3,254	3,524
-Finance costs	(7,582)	(5,342)	(5,196)	(3,051)
Profit before taxation	172,532	155,059	89,651	87,179
Taxation	(61,328)	(86,274)	(45,130)	(32,829)
Profit for the period	111,204	68,785	44,521	54,350

Attributable to:
Owners of the parent	111,204	68,786	44,520	54,350
Non-controlling interest	*	(1)	1	*
	111,204	68,785	44,521	54,350

Earnings per share
-basic (R)	0.20	0.12	0.08	0.10
-diluted (R)	0.19	0.12	0.08	0.09

Earnings per American Depositary Share
-basic (R)	4.98	3.04	2.01	2.40
-diluted (R)	4.84	2.93	1.95	2.31

Ordinary shares ('000)[1]
-in issue at September 30	550,118	569,756	550,118	569,756
-weighted average	558,401	565,249	554,781	566,025
-diluted weighted average	574,462	587,152	570,011	587,616

Weighted average American Depositary Shares ('000)[1]
-in issue at September 30	22,005	22,790	22,005	22,790
-weighted average	22,336	22,610	22,191	22,641
-diluted weighted average	22,978	23,486	22,800	23,505
[1]

September 30, 2019 figure excludes 53,816,750 (September 30, 2018: 40,000,000) treasury shares held by MiX Telematics Investments Proprietary Limited (“MiX Investments”), a wholly owned subsidiary of the Group.

CONDENSED CONSOLIDATED INCOME STATEMENT
United States Dollar	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	69,910	62,892	35,499	32,762
Cost of sales	(24,056)	(20,523)	(12,255)	(10,560)
Gross profit	45,854	42,369	23,244	22,202
Other income/(expenses) - net	4	28	(12)	29
Operating expenses	(34,422)	(32,211)	(17,191)	(16,513)
-Sales and marketing	(6,449)	(6,517)	(3,053)	(3,427)
-Administration and other charges	(27,973)	(25,694)	(14,138)	(13,086)
Operating profit	11,436	10,186	6,041	5,718
Finance (costs)/income - net	(57)	42	(128)	31
-Finance income	443	394	215	232
-Finance costs	(500)	(352)	(343)	(201)
Profit before taxation	11,379	10,228	5,913	5,749
Taxation	(4,045)	(5,690)	(2,977)	(2,164)
Profit for the period	7,334	4,538	2,936	3,585

Attributable to:
Owners of the parent	7,334	4,538	2,936	3,585
Non-controlling interest	*	*	*	*
	7,334	4,538	2,936	3,585

Earnings per share
-basic ($)	0.01	0.01	0.01	0.01
-diluted ($)	0.01	0.01	0.01	0.01

Earnings per American Depositary Share
-basic ($)	0.33	0.20	0.13	0.16
-diluted ($)	0.32	0.19	0.13	0.15

Ordinary shares ('000)[1]
-in issue at September 30	550,118	569,756	550,118	569,756
-weighted average	558,401	565,249	554,781	566,025
-diluted weighted average	574,462	587,152	570,011	587,616

Weighted average American Depositary Shares ('000)[1]
-in issue at September 30	22,005	22,790	22,005	22,790
-weighted average	22,336	22,610	22,191	22,641
-diluted weighted average	22,978	23,486	22,800	23,505
*	Amounts less than $1,000
[1]

September 30, 2019 figure excludes 53,816,750 (September 30, 2018: 40,000,000) treasury shares held by MiX Telematics Investments Proprietary Limited (“MiX Investments”), a wholly owned subsidiary of the Group.

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	South African Rand		United States Dollar
	Six months ended	Six months ended	Six months ended	Six months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period	111,204	68,785	7,334	4,538
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	18,292	96,206	1,206	6,345
- Attributable to owners of the parent	18,291	96,203	1,206	6,345
- Attributable to non-controlling interest	1	3	*	*
Taxation relating to components of other comprehensive income	(1)	(262)	*	(17)
Other comprehensive income for the period, net of tax	18,291	95,944	1,206	6,328
Total comprehensive income for the period	129,495	164,729	8,540	10,866

Attributable to:
Owners of the parent	129,494	164,727	8,540	10,866
Non-controlling interest	1	2	*	*
Total comprehensive income for the period	129,495	164,729	8,540	10,866

* Amounts less than $1,000

HEADLINE EARNINGS
Reconciliation of headline earnings
	South African Rand		United States Dollar
	Six months ended	Six months ended	Six months ended	Six months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period attributable to owners of the parent	111,204	68,786	7,334	4,538
Adjusted for:
Profit on disposal of property, plant and equipment and intangible assets	(711)	(238)	(47)	(16)
Impairment of product development costs capitalized	421	51	28	3
Income tax effect on the above components	1,806	53	119	3
Headline earnings attributable to owners of the parent	112,720	68,652	7,434	4,528

Headline earnings
Headline earnings per share
-basic (R/$)	0.20	0.12	0.01	0.01
-diluted (R/$)	0.20	0.12	0.01	0.01

Headline earnings per American Depositary Share
-basic (R/$)	5.05	3.04	0.33	0.20
-diluted (R/$)	4.91	2.92	0.32	0.19

ADJUSTED EARNINGS
Reconciliation of adjusted earnings
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period attributable to owners of the parent	111,204	68,786	44,520	54,350
Net foreign exchange (gains)/losses	(167)	(309)	516	(540)
IFRS 2 charge on performance share awards	8,532	—	5,329	—
Income tax effect on the above component	7,927	41,434	16,546	7,352
Adjusted earnings attributable to owners of the parent	127,496	109,911	66,911	61,162

Reconciliation of earnings per share to adjusted earnings per share
Basic earnings per share (R)	0.20	0.12	0.08	0.10
Net foreign exchange (gains)/losses	#	#	#	#
IFRS 2 charge on performance share awards	0.02	—	#	—
Income tax effect on the above component	0.01	0.07	0.03	0.01
Basic adjusted earnings per share (R)	0.23	0.19	0.12	0.11

Adjusted earnings per share
-basic (R)	0.23	0.19	0.12	0.11
-diluted (R)	0.22	0.19	0.12	0.10

Adjusted earnings per American Depositary Share
-basic (R)	5.71	4.86	3.02	2.70
-diluted (R)	5.55	4.68	2.93	2.60

# Amounts less than R0.01

United States Dollar	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period attributable to owners of the parent	7,334	4,538	2,936	3,585
Net foreign exchange (gains)/losses	(11)	(20)	34	(36)
IFRS 2 charge on performance share awards	563	—	351	—
Income tax effect on the above component	523	2,733	1,091	485
Adjusted earnings attributable to owners of the parent	8,409	7,251	4,412	4,034

Reconciliation of earnings per share to adjusted earnings per share
Basic earnings per share ($)	0.01	0.01	0.01	0.01
Net foreign exchange (gains)/losses	#	#	#	#
IFRS 2 charge on performance share awards	#	—	#	—
Income tax effect on the above component	#	#	#	#
Basic adjusted earnings per share ($)	0.02	0.01	0.01	0.01

Adjusted earnings per share
-basic ($)	0.02	0.01	0.01	0.01
-diluted ($)	0.01	0.01	0.01	0.01

Adjusted earnings per American Depositary Share
-basic ($)	0.38	0.32	0.20	0.18
-diluted ($)	0.37	0.31	0.19	0.17

# Amounts less than $0.01

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	September 30,	March 31,	September 30,	March 31,
	2019	2019	2019	2019
	Unaudited	Audited	Unaudited	Unaudited
ASSETS
Non-current assets
Property, plant and equipment	560,805	457,446	36,988	30,171
Intangible assets	977,374	955,646	64,463	63,029
Capitalized commission assets	61,701	54,066	4,069	3,566
Loans to external parties	8,771	—	578	—
Deferred tax assets	57,603	51,666	3,799	3,408
Total non-current assets	1,666,254	1,518,824	109,897	100,174

Current assets
Assets classified as held for sale (Note 6)	—	17,058	—	1,125
Inventory	56,610	51,263	3,734	3,381
Trade and other receivables	443,203	376,475	29,231	24,830
Taxation	19,098	24,119	1,260	1,591
Restricted cash	21,473	20,187	1,416	1,331
Cash and cash equivalents	292,314	383,443	19,280	25,290
Total current assets	832,698	872,545	54,921	57,548
Total assets	2,498,952	2,391,369	164,818	157,722

EQUITY
Stated capital	667,154	786,633	44,002	51,882
Other reserves	106,547	83,212	7,028	5,489
Retained earnings	948,045	881,819	62,527	58,160
Equity attributable to owners of the parent	1,721,746	1,751,664	113,557	115,531
Non-controlling interest	14	13	1	1
Total equity	1,721,760	1,751,677	113,558	115,532

LIABILITIES
Non-current liabilities
Deferred tax liabilities	162,590	139,049	10,724	9,171
Provisions	2,193	2,226	145	147
Recurring commission liability	913	1,798	60	119
Capitalized lease liability	100,064	31,183	6,600	2,057
Total non-current liabilities	265,760	174,256	17,529	11,494

Current liabilities
Trade and other payables	430,278	399,869	28,379	26,371
Capitalized lease liability	18,241	10,745	1,203	709
Taxation	3,840	2,511	253	166
Provisions	19,876	22,049	1,311	1,454
Bank overdraft	39,197	30,262	2,585	1,996
Total current liabilities	511,432	465,436	33,731	30,696
Total liabilities	777,192	639,692	51,260	42,190
Total equity and liabilities	2,498,952	2,391,369	164,818	157,722

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
	South African Rand		United States Dollar
	Six months ended	Six months ended	Six months ended	Six months ended
	September 30,	September 30,	September 30,	September 30,
Figures are in thousands unless otherwise stated	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities
Cash generated from operations	269,019	221,187	17,743	14,588
Net financing income	1,987	4,133	131	273
Taxation paid	(42,360)	(23,851)	(2,794)	(1,573)
Net cash generated from operating activities	228,646	201,469	15,080	13,288

Cash flows from investing activities
Capital expenditure payments	(178,272)	(164,192)	(11,758)	(10,829)
Proceeds on sale of property, plant and equipment and intangible assets	19,281	412	1,582	27
Loans advanced to external parties	(5,086)	—	(645)	—
Decrease in restricted cash	9,679	323	638	21
Increase in restricted cash	(10,858)	(1,057)	(716)	(70)
Net cash used in investing activities	165,257	(164,514)	(10,899)	(10,851)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	—	11,070	—	730
Share repurchase	(119,479)	—	(7,880)	—
Repayment of capitalized lease liability	(6,976)	(6,914)	(460)	(456)
Dividends paid to Company’s owners	(44,812)	(33,822)	(2,956)	(2,231)
Net cash used in financing activities	(171,267)	(29,666)	(11,296)	(1,957)
Net (decrease)/increase in cash and cash equivalents	(107,877)	7,289	(7,115)	480

Net cash and cash equivalents at the beginning of the period	353,181	290,538	23,294	19,162
Exchange gains on cash and cash equivalents	7,813	14,449	516	951
Net cash and cash equivalents at the end of the period	253,117	312,276	16,695	20,593

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
South African Rand Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity

Balance at April 1, 2018 (Audited)	846,405	(51,614)	747,055	1,541,846	10	1,541,856

Total comprehensive income	—	95,941	68,786	164,727	2	164,729
Profit for the period	—	—	68,786	68,786	(1)	68,785
Other comprehensive income	—	95,941	—	95,941	3	95,944

Transactions with owners	11,070	6,772	(33,873)	(16,031)	—	(16,031)
Shares issued in relation to share options exercised	11,070	—	—	11,070	—	11,070
Share-based payment transaction	—	4,167	—	4,167	—	4,167
Share-based payment - change in excess tax benefit	—	2,605	—	2,605	—	2,605
Dividends declared	—	—	(33,873)	(33,873)	—	(33,873)

Balance at September 30, 2018 (Unaudited)	857,475	51,099	781,968	1,690,542	12	1,690,554

Total comprehensive income	—	19,803	133,550	153,353	1	153,354
Profit for the period	—	—	133,550	133,550	1	133,551
Other comprehensive income	—	19,803	—	19,803	—	19,803

Transactions with owners	(70,842)	12,310	(33,699)	(92,231)	—	(92,231)
Shares issued in relation to share options exercised	2,706	—	—	2,706	—	2,706
Share-based payment transaction	—	7,973	—	7,973	—	7,973
Share-based payment - change in excess tax benefit	—	4,337	—	4,337	—	4,337
Dividends declared	—	—	(33,699)	(33,699)	—	(33,699)
Share repurchase (note 8)	(73,548)	—	—	(73,548)	—	(73,548)

Balance at March 31, 2019 (Audited)	786,633	83,212	881,819	1,751,664	13	1,751,677

Total comprehensive income	—	18,291	111,204	129,495	1	129,496
Profit for the period	—	—	111,204	111,204	—	111,204
Other comprehensive income	—	18,291	—	18,291	1	18,292

Transactions with owners	(119,479)	5,044	(44,978)	(159,413)	—	(159,413)
Share-based payment transaction	—	12,730	—	12,730	—	12,730
Share-based payment - change in excess tax benefit	—	(7,686)	—	(7,686)	—	(7,686)
Dividends declared (note 9)	—	—	(44,978)	(44,978)	—	(44,978)
Share repurchase (note 8)	(119,479)	—	—	(119,479)	—	(119,479)

Balance at September 30, 2019 (Unaudited)	667,154	106,547	948,045	1,721,746	14	1,721,760

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
United States Dollar Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity

Balance at April 1, 2018 (Unaudited)	55,825	(3,404)	49,272	101,693	1	101,694

Total comprehensive income	—	6,328	4,537	10,865	—	10,865
Profit for the period	—	—	4,537	4,537	—	4,537
Other comprehensive income	—	6,328	—	6,328	—	6,328

Transactions with owners	730	447	(2,234)	(1,057)	—	(1,057)
Shares issued in relation to share options exercised	730	—	—	730	—	730
Share-based payment transaction	—	275	—	275	—	275
Share-based payment - change in excess tax benefit	—	172	—	172	—	172
Dividends declared	—	—	(2,234)	(2,234)	—	(2,234)

Balance at September 30, 2018 (Unaudited)	56,555	3,371	51,575	111,501	1	111,502

Total comprehensive income	—	1,306	8,808	10,114	—	10,114
Profit for the period	—	—	8,808	8,808	—	8,808
Other comprehensive income	—	1,306	—	1,306	—	1,306

Transactions with owners	(4,673)	812	(2,223)	(6,084)	—	(6,084)
Shares issued in relation to share options exercised	178	—	—	178	—	178
Share-based payment transaction	—	526	—	526	—	526
Share-based payment - change in excess tax benefit	—	286	—	286	—	286
Dividends declared	—	—	(2,223)	(2,223)	—	(2,223)
Share repurchase (note 8)	(4,851)	—	—	(4,851)	—	(4,851)

Balance at March 31, 2019 (Unaudited)	51,882	5,489	58,160	115,531	1	115,532

Total comprehensive income	—	1,206	7,334	8,540	—	8,540
Profit for the period	—	—	7,334	7,334	—	7,334
Other comprehensive income	—	1,206	—	1,206	—	1,206

Transactions with owners	(7,880)	333	(2,967)	(10,514)	—	(10,514)
Share-based payment transaction	—	840	—	840	—	840
Share-based payment - change in excess tax benefit	—	(507)	—	(507)	—	(507)
Dividends declared (note 9)	—	—	(2,967)	(2,967)	—	(2,967)
Share repurchase (note 8)	(7,880)	—	—	(7,880)	—	(7,880)

Balance at September 30, 2019 (Unaudited)	44,002	7,028	62,527	113,557	1	113,558

NOTES TO CONDENSED CONSOLIDATED FINANCIAL RESULTS

1. Basis of preparation and accounting policies

Condensed unaudited Group interim financial results for the half year ended September 30, 2019

These condensed unaudited Group interim financial results for the half year ended September 30, 2019 have been prepared in accordance with International Financial Reporting Standard (“IFRS”), IAS 34: Interim financial reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Pronouncements as issued by the Financial Reporting Standards Council (“FRSC”), the JSE Listings Requirements and the requirements of the South African Companies Act, No. 71 of 2008. The interim financial results have not been audited or reviewed by the Group’s external auditors.

The condensed unaudited Group interim financial results do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2019, which have been prepared in accordance with IFRS.

The preparation of interim financial results requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. In preparing these condensed interim financial results, the significant judgment made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended March 31, 2019.

The condensed unaudited Group interim financial results were prepared under the supervision of the Chief Financial Officer, John Granara. These results were made available on October 31, 2019.

Financial results for the second quarter of fiscal 2020

In addition to the condensed unaudited Group interim financial results for the half year ended September 30, 2019, additional financial information in respect of the second quarter of fiscal 2020 has been presented together with the relevant comparative information. The quarterly information comprises a condensed consolidated income statement, a reconciliation of adjusted earnings to profit for the period, a reconciliation of Adjusted EBITDA to profit for the period (note 4), a reconciliation of free cash flow to net cash generated from operating activities (note 7), other operating and financial data (note 11) and development costs historical data (note 16).

The quarterly financial results have not been audited or reviewed by the Group’s external auditors.

Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these interim financial results in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of the Group interim financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R15.1619 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at September 30, 2019. The U.S. Dollar figures may not compute as they are rounded independently.

The supplementary information prepared in U.S. Dollars constitutes pro forma financial information under the JSE Listings Requirements. This pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustrative purposes. Because of its nature, the pro forma financial information may not fairly present MiX Telematics’ financial position, changes in equity, results of operations or cash flows. The pro forma financial information does not constitute pro forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations relating to the preparation of pro forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa.

2. Accounting policies

The accounting policies used in preparing these financial results are in terms of IFRS and are consistent in all material respects with those applied in the preparation of the Group’s annual financial statements for the year ended March 31, 2019.

3. Segment information

Our operating segments are based on the geographical location of our Regional Sales Offices (“RSOs”) and also include our Central Services Organization (“CSO”). CSO is our central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers, distributors and dealers. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments.

The chief operating decision maker (“CODM”) reviews the segment results on an integral margin basis as defined by management. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer who make strategic decisions. In respect of revenue, this method of measurement entails reviewing the segmental results based on external revenue only. In respect of Adjusted EBITDA (the profit measure identified by the CODM), the margin generated by CSO, net of any unrealized intercompany profit, is allocated to the geographic region where the external revenue is recorded by our RSOs. The costs remaining in CSO relate mainly to research and development of hardware and software platforms, common marketing, product management and technical and distribution support to each of the RSOs. CSO is a reportable segment of the Group because it produces discrete financial information which is reviewed by the CODM and has the ability to generate external revenues.

Each RSO’s results therefore reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the remaining CSO and corporate costs allocations. Segment assets are not disclosed as segment information is not reviewed on such a basis by the CODM.

3. Segment information (continued)

South African Rand Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Six months ended September 30, 2019 (Unaudited)
Africa	516,654	40,943	557,597	246,193
Europe	82,098	19,140	101,238	35,421
Americas	164,739	19,487	184,226	77,952
Middle East and Australasia	124,646	47,162	171,808	80,916
Brazil	37,310	6,479	43,789	18,807
Total Regional Sales Offices	925,447	133,211	1,058,658	459,289
Central Services Organization	740	563	1,303	(75,204)
Total Segment Results	926,187	133,774	1,059,961	384,085
Corporate and consolidation entries	—	—	—	(57,792)
Total	926,187	133,774	1,059,961	326,293

Six months ended September 30, 2018 (Unaudited)	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA
Africa	470,565	37,031	507,596	230,200
Europe	64,784	43,624	108,408	37,403
Americas	136,223	14,786	151,009	74,858
Middle East and Australasia	109,168	46,280	155,448	67,762
Brazil	29,417	1,290	30,707	11,292
Total Regional Sales Offices	810,157	143,011	953,168	421,515
Central Services Organization	385	6	391	(82,283)
Total Segment Results	810,542	143,017	953,559	339,232
Corporate and consolidation entries	—	—	—	(59,879)
Total	810,542	143,017	953,559	279,353

3. Segment information (continued)

United States Dollar Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Six months ended September 30, 2019 (Unaudited)
Africa	34,076	2,701	36,777	16,238
Europe	5,415	1,262	6,677	2,336
Americas	10,865	1,286	12,151	5,141
Middle East and Australasia	8,221	3,111	11,332	5,337
Brazil	2,461	427	2,888	1,240
Total Regional Sales Offices	61,038	8,787	69,825	30,292
Central Services Organization	48	37	85	(4,960)
Total Segment Results	61,086	8,824	69,910	25,332
Corporate and consolidation entries	—	—	—	(3,811)
Total	61,086	8,824	69,910	21,521

Six months ended September 30, 2018 (Unaudited)	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA
Africa	31,036	2,442	33,478	15,183
Europe	4,273	2,877	7,150	2,467
Americas	8,985	975	9,960	4,937
Middle East and Australasia	7,200	3,053	10,253	4,469
Brazil	1,940	85	2,025	745
Total Regional Sales Offices	53,434	9,432	62,866	27,801
Central Services Organization	25	1	26	(5,427)
Total Segment Results	53,459	9,433	62,892	22,374
Corporate and consolidation entries	—	—	—	(3,950)
Total	53,459	9,433	62,892	18,424

4. Reconciliation of Adjusted EBITDA to Profit for the Period
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA	326,293	279,353	171,540	152,910
Add:
Decrease in restructuring cost provision	8	—	8	—
Net profit on sale of property, plant and equipment and intangible assets	711	238	635	217

Less:
Depreciation (1)	(106,275)	(86,180)	(55,264)	(45,522)
Amortization (2)	(34,182)	(32,454)	(16,971)	(16,359)
Impairment of product development costs capitalized	(421)	(51)	(421)	(51)
Equity-settled share-based compensation costs	(12,730)	(4,167)	(7,934)	(2,159)
Increase in restructuring cost provision	—	(2,308)	—	(2,330)
Operating profit	173,404	154,431	91,593	86,706
Add: Finance (costs)/income - net	(872)	628	(1,942)	473
Less: Taxation	(61,328)	(86,274)	(45,130)	(32,829)
Profit for the period	111,204	68,785	44,521	54,350
(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2)	Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).

4. Reconciliation of Adjusted EBITDA to Profit for the Period (continued)
United States Dollar	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA	21,521	18,424	11,313	10,085
Add:
Decrease in restructuring cost provision	1	—	1	—
Net profit on sale of property, plant and equipment and intangible assets	47	16	42	13

Less:
Depreciation (1)	(7,009)	(5,684)	(3,645)	(3,002)
Amortization (2)	(2,254)	(2,140)	(1,119)	(1,079)
Impairment of product development costs capitalized	(30)	(3)	(28)	(3)
Equity-settled share-based compensation costs	(840)	(275)	(523)	(142)
Increase in restructuring cost provision	—	(152)	—	(154)
Operating profit	11,436	10,186	6,041	5,718
Add: Finance (costs)/income - net	(57)	42	(128)	31
Less: Taxation	(4,045)	(5,690)	(2,977)	(2,164)
Profit for the period	7,334	4,538	2,936	3,585
(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2)	Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).

5. Reconciliation of Adjusted EBITDA margin to Profit for the Period margin
	Six months ended	Six months ended	Three months ended	Three months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA margin	30.8%	29.3%	31.9%	30.8%
Add:
Decrease in restructuring cost provision	0.0%	—	0.0%	—
Net profit on sale of property, plant and equipment and intangible assets	0.1%	0.0%	0.1%	0.0%

Less:
Depreciation	(10.0%)	(9.0%)	(10.2%)	(9.1%)
Amortization	(3.2%)	(3.5%)	(3.2%)	(3.3%)
Impairment of product development costs capitalized	(0.1%)	(0.0%)	(0.1%)	(0.0%)
Equity-settled share-based compensation costs	(1.2%)	(0.4%)	(1.5%)	(0.4%)
Increase in restructuring cost provision	—	(0.2%)	—	(0.5%)
Operating profit margin	16.4%	16.2%	17.0%	17.5%
Add: Finance (costs)/income - net	(0.1%)	0.1%	(0.3%)	0.1%
Less: Taxation	(5.8%)	(9.1%)	(8.4%)	(6.7%)
Profit for the period margin	10.5%	7.2%	8.3%	10.9%

6. Assets Classified as Held for Sale

The assets previously classified as held for sale in the comparative period and Q1 2020, related to the property owned by the Central Services Organization, a division of MiX Telematics International Proprietary Limited. MiX Telematics entered into agreements pertaining to a Broad-Based Black Economic Empowerment (“B-BBEE”) transaction, in which the sale of this property is included. Refer below for additional information. The transaction was subject to certain conditions precedent which were fulfilled on May 17, 2019. The sale and leaseback of this property was recognized during the current quarter as the transfer of this property was concluded on July 25, 2019.

B-BBEE Property Transaction

MiX has concluded a B-BBEE transaction which involves the following:

  Acquiring Erf 1335 Vorna Valley Extension 21 Township, Registration Division IR, Province of Gauteng situated in Midrand (“the Midrand property”) for R44.0 million ($2.9 million) from TPF Investments (Pty) Ltd (“TPF”), which Midrand property was previously leased from TPF. TPF is an associate of Robin Frew, the non-executive Chairperson of MiX Telematics and therefore the acquisition was a small related party transaction under the JSE Listings Requirements.
  In a back-to-back transaction, sold the Midrand property for R44.0 million ($2.9 million), as well as the Group’s property in Stellenbosch which previously was classified as held for sale (discussed above) for R23.5 million ($1.5 million) to Black Industrialists Group Property Management Company (Pty) Ltd (“BIG”).
  The Group funding R4.3 million ($0.3 million) of the sales proceeds of the Midrand property; and R4.7 million ($0.3 million) of the Stellenbosch property.
  Leasing both properties from BIG for an initial period of 5 years with an option to renew the lease for a further 5 year period.

The terms of the loan funding provided to BIG are not market-related. As a result, the fair value of the loans on initial recognition are less than their face value.

The back-to-back purchase and sale of the Midrand property has been accounted for simply as a loan to BIG because of the inter-dependent nature of the transactions and the simultaneous flow of cash. A firm commitment to provide this off-market loan was recognised in Q1 2020, as the conditions precedent had been fulfilled, resulting in the recognition of a loss of R1.0 million ($0.07 million). This loss was recognised in administration expenses. Accounting for the lease of the Midrand property resulted in the initial recognition of a right-of-use asset and corresponding lease liability of R47.5 million ($3.1 million).

A profit of R0.7 million ($0.05 million) was recognised on the sale and leaseback of the Stellenbosch property during the current quarter of fiscal 2020. The accounting for the sale and leaseback reflected the initial fair value of the loan to BIG being R1.1 million ($0.07 million) less than its face value, the right-of-use asset being recognised initially at a proportion of the previous book value of the Stellenbosch property of R14.6 million ($1.0 million) and raising a lease liability of R19.2 million ($1.3 million).

The loans to BIG have been recognised as non-current since there will be no cash flows during the first three years of the loans.

7. Reconciliation of Free Cash Flow to Net Cash generated from Operating Activities
	Six months ended	Six months ended	Three months ended	Three months ended
South African Rand	September 30,	September 30,	September 30,	September 30,
Figures are in thousands unless otherwise stated	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Net cash generated from operating activities	228,646	201,469	137,712	178,711
Capital expenditure payments	(178,273)	(164,192)	(98,226)	(85,886)
Free cash flow	50,373	37,277	39,486	92,825

	Six months ended	Six months ended	Three months ended	Three months ended
United States Dollar	September 30,	September 30,	September 30,	September 30,
Figures are in thousands unless otherwise stated	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Net cash generated from operating activities	15,080	13,288	9,083	11,787
Capital expenditure payments	(11,758)	(10,829)	(6,478)	(5,665)
Free cash flow	3,322	2,459	2,605	6,122

8. Share Repurchase

On May 23, 2017, the MiX Telematics Board approved a share repurchase program of up to R270 million ($17.8 million) under which the Company may repurchase its ordinary shares, including American Depositary Shares (“ADSs”). The Company may repurchase its shares from time to time at its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase program may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the program. The repurchase program will be funded out of existing cash resources.

The following purchases had been made under the share repurchase program during fiscal 2020:

South African Rand	Total number of shares repurchased	Average price paid per share (R)(1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program (R'000)	Maximum value of shares that could be purchased under the program (R'000)

Opening balance April 1, 2019	14,173,355	6.51	14,173,355	92,214	177,786
Transactions per quarter	13,816,750	8.62	—	119,125	58,661
ended June 30, 2019	—	—	—	—	177,786
ended September 30, 2019	13,816,750	8.62	—	119,125	58,661
Closing balance September 30, 2019	27,990,105	7.55	14,173,355	211,339	58,661

United States Dollar	Total number of shares repurchased	Average price paid per share ($)(1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program ($'000)	Maximum value of shares that could be purchased under the program ($'000)

Opening balance April 1, 2019	14,173,355	0.43	14,173,355	6,082	11,726
Transactions per quarter	13,816,750	0.57	—	7,857	3,869
ended June 30, 2019	—	—	—	—	11,726
ended September 30, 2019	13,816,750	0.57	—	7,857	3,869
Closing balance September 30, 2019	27,990,105	0.50	14,173,355	13,939	3,869

(1) Including transaction costs.

Purchases made in fiscal 2019 and fiscal 2018 are detailed in item 18, financial statements of the Form 20-F filed for fiscal 2019. This is also included in the Group’s published annual financial statements for fiscal 2019.

9. Dividends Paid

The following dividends were declared by the Company during the six months ended September 30, 2019 (excluding dividends paid on treasury shares):

  In respect of the fourth quarter of fiscal year 2019, a dividend of R22.5 million ($1.5 million) was declared on May 7, 2019 and paid on May 31, 2019. Using shares in issue of 561,455,639 (excluding 40,000,000 treasury shares), this equated to a dividend of 4 South African cents or 0.3 U.S. cents per ordinary share; and
  In respect of the first quarter of fiscal 2020, a dividend of R22.5 million ($1.5 million) was declared on July 30, 2019 and paid on August 26, 2019. Using shares in issue of 548,720,519 (excluding 53,816,750 treasury shares), this equated to a dividend of 4 South African cents or 0.3 U.S. cents per share.

10. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R36.8 million or $2.4 million. No loss is considered probable under this arrangement.

Competition Commission of South Africa matter

On April 15, 2019 the Competition Commission of South Africa (“Commission”) referred a matter to the Competition Tribunal of South Africa (“Tribunal”). The Commission contends that the Group and a number of our channel partners have engaged in market division. Should the Tribunal rule against MiX Telematics, the Group may be liable to an administrative penalty in terms of the Competition Act, No. 89 of 1998. The Group had cooperated fully with the Commission during its preliminary investigation. We cannot predict the timing of a resolution or the ultimate outcome of the matter. However, the Group and our external legal advisers continue to believe that we have consistently adhered to all applicable laws and regulations and that the referral from the Commission is without merit. We have therefore not made any provisions for this matter as yet.

11. Other Operating and Financial Data
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands except for subscribers	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Total revenue	1,059,961	953,559	538,226	496,737
Subscription revenue	926,187	810,542	471,234	420,152
Hardware revenue	110,915	122,900	55,434	66,369
Driver training, installation and other revenue	22,859	20,117	11,558	10,216
Adjusted EBITDA	326,293	279,353	171,540	152,910
Cash and cash equivalents	292,314	347,253	292,314	347,253
Net cash (1)	253,117	312,276	253,117	312,276
Capital expenditure incurred	178,175	168,093	96,553	85,349
Property, plant and equipment expenditure (2)	122,946	125,368	69,741	61,245
Intangible asset expenditure	55,229	42,725	26,812	24,104
Capital expenditure authorized but not spent	57,936	48,389	57,936	48,389
Total development cost incurred	66,255	68,091	32,660	33,983
Development cost capitalized	34,823	34,816	17,173	17,571
Development cost expensed within administration and other charges	31,432	33,275	15,487	16,412
Subscribers	789,559	714,011	789,559	714,011

South African Rand	September 30,	March 31,
	2019	2019
	Unaudited	Audited

Net asset value per share	3.13	3.12
Net tangible asset value per share	1.24	1.32
(1)	Net cash is calculated as being net cash and cash equivalents, excluding restricted cash.
(2)	Excludes non-cash additions related to the right-of-use assets arising from IFRS 16 Leases.

United States Dollar	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands except for subscribers	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Total revenue	69,910	62,892	35,499	32,762
Subscription revenue	61,086	53,459	31,080	27,711
Hardware revenue	7,315	8,106	3,656	4,377
Driver training, installation and other revenue	1,509	1,327	763	674
Adjusted EBITDA	21,521	18,424	11,313	10,085
Cash and cash equivalents	19,280	22,903	19,280	22,903
Net cash(1)	16,694	20,596	16,694	20,596
Capital expenditure incurred	11,752	11,087	6,368	5,629
Property, plant and equipment expenditure (2)	8,109	8,269	4,600	4,039
Intangible asset expenditure	3,643	2,818	1,768	1,590
Capital expenditure authorized but not spent	3,821	3,191	3,821	3,191
Total development cost incurred	4,370	4,491	2,154	2,241
Development cost capitalized	2,297	2,296	1,133	1,159
Development cost expensed within administration and other charges	2,073	2,195	1,021	1,082
Subscribers	789,559	714,011	789,559	714,011

United States Dollar	September 30,	March 31,
	2019	2019
	Unaudited	Unaudited

Net asset value per share	0.21	0.21
Net tangible asset value per share	0.08	0.09
(1)	Net cash is calculated as being net cash and cash equivalents, excluding restricted cash.
(2)	Excludes non-cash additions related to the right-of-use assets arising from IFRS 16 Leases.

11. Other operating and financial data (continued)
	Six months ended	Six months ended	Three months ended	Three months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Exchange Rates
The following major rates of exchange were used:
South African Rand: United States Dollar
-closing	15.16	14.14	15.16	14.14
-average	14.53	13.34	14.68	14.07
South African Rand: British Pound
-closing	18.59	18.43	18.59	18.43
-average	18.29	17.75	18.10	18.33

12. Fair Value of Financial Assets and Liabilities Measured at Amortized Cost

The fair values of trade and other receivables, restricted cash, cash and cash equivalents, trade payables, accruals, bank overdraft and other payables approximate their book values as the impact of discounting is not considered material due to the short-term nature of both the receivables and payables.

13. Events after the reporting dates

The directors are not aware of any matter material or otherwise arising since September 30, 2019 and up to the date of this report, not otherwise dealt with herein.

14. Dividend Declared

The Board declared in respect of the second quarter of fiscal year 2020, which ended on September 30, 2019, a dividend of 4 South African cents (0.3 U.S. cents) per ordinary share to be paid on Monday, November 25, 2019.

The details with respect to the dividends declared for ordinary shareholders are as follows:
Last day to trade cum dividend	Tuesday, November 19, 2019
Securities trade ex dividend	Wednesday, November 20, 2019
Record date	Friday, November 22, 2019
Payment date	Monday, November 25, 2019

Share certificates may not be dematerialized or rematerialized between Wednesday, November 20, 2019 and Friday, November 22, 2019, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 20%;
  the gross local dividend amounts to 4 South African cents per ordinary share;
  the net local dividend amount is 3.2 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 603,934,955 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.

The details with respect to the dividends declared for holders of our ADSs are as follows:
Ex dividend on New York Stock Exchange (NYSE)	Thursday, November 21, 2019
Record date	Friday, November 22, 2019
Approximate date of currency conversion	Monday, November 25, 2019
Approximate dividend payment date	Tuesday, December 10, 2019

15. Changes to the Board

John Granara has been appointed as Chief Financial Officer (“CFO”) and Executive Vice President, effective July 8, 2019. John Granara will succeed Paul Dell, who has filled the role of interim CFO since early 2017 and who resigned from the Board as interim CFO and Director of the Company with effect from July 8, 2019. Paul will continue at MiX Telematics in an alternative senior role.

Anthony (Tony) Welton retired with effect from September 30, 2019. Following Tony’s retirement, the Board of Directors has elected Fundiswa (Fundi) Roji-Maplanka, an independent non-executive Director and a member of the Audit and Risk Committee, as chairperson of the Audit and Risk Committee. Fikile Futwa, an independent non-executive Director, assumed the role of chairperson of the Social and Ethics Committee with effect from October 1, 2019.

16. Development costs historical data

The table below sets out development costs incurred and capitalized for each of the last eight quarters including the period ended September 30, 2019.

				South African Rand
Figures are in thousands (Unaudited)				Three months ended
	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2019	2019	2019	2018	2018	2018	2018	2017

Total development costs incurred	32,660	33,595	31,543	32,707	33,983	34,108	30,488	32,336
Development costs capitalized	17,173	17,650	17,189	17,907	17,571	17,245	16,543	15,996
Development costs expensed within administration and other charges	15,487	15,945	14,354	14,800	16,412	16,863	13,945	16,340

				United States Dollar
Figures are in thousands (Unaudited)				Three months ended
	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2019	2019	2019	2018	2018	2018	2018	2017

Total development costs incurred	2,154	2,216	2,081	2,157	2,241	2,249	2,011	2,133
Development costs capitalized	1,133	1,164	1,134	1,181	1,159	1,137	1,091	1,055
Development costs expensed within administration and other charges	1,021	1,052	947	976	1,082	1,112	920	1,078

17. Taxation

Section 11D Allowances relating to tax assets recognized

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed in the 2013 and 2014 fiscal years did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International, through due legal process, had formally requested a review of the DST’s decision not to approve this expenditure. While approvals were obtained for a portion of this project expenditure as a result of a further review performed by the DST in February 2017, we continue to seek approval for the remaining projects and as such the legal process is ongoing. In addition to the approvals that were subject to the legal process, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

Since the introduction of the DST pre-approval process, the Group has recognized in the income statement cumulative tax incentives in addition to the incurred cost of R26.5 million ($1.7million) in respect of S11D deductions, of which R2.2 million ($0.1 million) was recognized during the six months ended September 30, 2019. R23.7 million ($1.6 million) relates to deductions in respect of development project expenditure which has been approved by the DST. R2.8 million ($0.2 million) relates to an uncertain tax position in respect of projects where approvals have not yet been received from the DST. If the Group is unsuccessful in this regard, the Group will not recover the R2.8 million ($0.2 million) raised at September 30, 2019.

Impact of foreign exchange movements

The impact of foreign exchange movements and the related tax effects on the Group's effective tax rate is shown below:

South African Rand	Six months ended September 2019				Six months ended September 2018
	Unaudited				Unaudited
	Profit for the period	Foreign exchange losses	Share-based compensation costs	Adjusted earnings	Profit for the period	Foreign exchange losses	Share-based compensation costs	Adjusted earnings

Profit before tax	172,532	(168)	8,532	180,896	155,059	(309)	—	154,750
Taxation	(61,328)	8,893	(965)	(53,400)	(86,274)	41,434	—	(44,840)
Profit after tax	111,204	8,725	7,567	127,496	68,785	41,125	—	109,910

Attributable to:
Owners of the parent	111,204	8,725	7,567	127,496	68,786	41,125	—	109,911
Non-controlling interest	—	—	—	—	(1)	—	—	(1)
	111,204	8,725	7,567	127,496	68,785	41,125	—	109,910

Effective tax rate	35.5%	—	11.3%	29.5%	55.6%	—	—	29.0%

United States Dollar	Six months ended September 2019				Six months ended September 2018
	Unaudited				Unaudited
	Profit for the period	Foreign exchange losses	Share-based compensation costs	Adjusted earnings	Profit for the period	Foreign exchange losses	Share-based compensation costs	Adjusted earnings

Profit before tax	11,379	(11)	563	11,931	10,228	(20)	—	10,208
Taxation	(4,045)	587	(64)	(3,522)	(5,690)	2,733	—	(2,957)
Profit after tax	7,334	576	499	8,409	4,538	2,713	—	7,251

Attributable to:
Owners of the parent	7,334	576	499	8,409	4,538	2,713	—	7,251
Non-controlling interest	—	—	—	—	—	—	—	—
	7,334	576	499	8,409	4,538	2,713	—	7,251

Effective tax rate	35.5%	—	—	29.5%	55.6%	—	—	29.0%

Excluding the impact of foreign exchange gains and losses and its related tax consequences, the effective tax rate is 0.5% higher than the first six months of fiscal 2019.

For and on behalf of the Board:

RA Frew	SB Joselowitz
Midrand
October 31, 2019

For more information, please visit our website at: www.mixtelematics.com

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
RA Frew* (Chairman), SB Joselowitz (CEO), SR Bruyns*#(Lead Independent Director), JR Granara (CFO), F Futwa*#, IV Jacobs*#, F Roji‑Maplanka*#, CWR Tasker
* Non-executive
# Independent

Company secretary
Statucor Proprietary Limited

Auditors
Deloitte & Touche

Sponsor
Java Capital

October 31, 2019

Contacts

Investors
Brian Denyeau
ICR for MiX Telematics
ir@mixtelematics.com
+1-855-564-9835

JSE Sponsor
Java Capital